United States
                             Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                         Under the Securities Exchange Act of 1934
                                     (Amendment No. 5)


                             Preferred Income Opportunity Fund
                                      (Name of Issuer)


                                        Common Stock
                               (Title of Class of Securities)


                                         74037H-10-4
                                        (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                       (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                       May 15, 2003
                 (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box:           [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


















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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 29, 2003




1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

         The Commerce Group Inc.
         ID# 04-2599931

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                   Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         SOLE VOTING POWER                              3,537,243
         SHARED VOTING POWER                                 0
         SOLE DISPOSITIVE POWER                         3,537,243
         SHARED DISPOSITIVE POWER                            0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,537,243

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               31.0%

14.      TYPE OF REPORTING PERSON
               [HC]















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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 29, 2003




ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares"), of Preferred Income Opportunity Fund (the "Fund"), a Maryland business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 301 E. Colorado Blvd, Ste 720, Pasadena, California, 91101.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (f) This Schedule 13D is being filed by The Commerce Group Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street Webster, MA 01570. No material changes have taken place with respect to director or officer information of the Reporting Person.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This item is not applicable. This Schedule 13D reports sales of shares rather than purchases.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 11,395,986 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 31.0% of the Fund's outstanding Shares.

     (b) Reporting Person is the beneficial owner (through its insurance subsidiaries as listed below) of 3,537,243 Shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 31.0% of the outstanding Shares.

                                                Shares              Cost

    The Commerce Insurance Company            3,473,443          $41,938,557
    American Commerce Insurance Company          49,400              543,400
    Commerce West Insurance Company              14,400              162,914

                   Totals                     3,537,243          $42,644,871


     (c) During the period from April 23, 2003 through May 15, 2003 the Reporting Person has effected the following sales in the shares of Common Stock, all of which were made on the New York Stock Exchange (see attached Annex A). All transactions prior to April 23, 2003 were reported on previous
Schedule 13D filings.

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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            May 29, 2003




     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.


     (e) It is inapplicable to state the date on which the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Annex A   Item 5(c) Information
































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CUSIP No.: 74037H-10-4                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 5
                                            MAY 29, 2003


                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





May 29, 2003                                THE COMMERCE GROUP, INC.


















                                            Gerald Fels
                                            Executive Vice President &
                                            Chief Financial Officer























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                                                  ANNEX  A
                                         Item 5 (c) - Information


PFO   74037H-10-4    PREFERRED INCOME OPPORTUNITY FUND

From 04/23/03 - 05/15/03


COMMERCE INSURANCE COMPANY
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
04/28/03             05/01/03           24,600              $12.8845             $  315,959.86
04/30/03             05/05/03            2,500               12.6476                 31,517.52
05/01/03             05/06/03           20,800               12.4623                258,371.70
05/07/03             05/12/03            7,300               12.6515                 92,059.62
05/08/03             05/13/03           10,000               12.6276                125,870.09

COMMERCE SALE TOTALS:                   65,200                                   $  823,778.79


AMERICAN COMMERCE INSURANCE CO
   SALES

  TRADE           SETTLEMENT         SHARES           SALE PRICE
  DATE               DATE             SOLD             PER SHARE          CONSIDERATION
04/29/03             05/02/03            4,900              $12.7831             $    62,438.26
05/09/03             05/14/03           10,400               12.5721                130,327.72
05/13/03             05/16/03              600               12.7300                  7,613.64
05/14/03             05/19/03            8,300               12.6957                105,037.38
05/15/03             05/20/03           14,900               12.6123                187,318.48

AMERICAN COMMERCE SALE TOTALS:          39,100                                   $  492,735.48

NET CONSOLIDATED SALE TOTAL:           104,300                                   $1,316,514.27


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